SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Second Quarter 2013 Results July 31, 2013 Page 1

AMBEV REPORTS 2013 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, July 31, 2013 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; NYSE: ABV, ABVc] announces today its results for the 2013 second quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais  and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the three and six months period ended June 30, 2013 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: During the quarter we delivered 8.3% net revenue growth.  Volumes declined 1.6% while net revenue per hectoliter (NR/Hl) grew 10.0%.  Our Brazil Beer operations drove this improved performance: volumes were down 0.4% (with the Brazilian beer industry showing gradual improvement), and NR/Hl increased 10.0%, leading to 9.6% top line growth.  We also delivered top line growth in nearly all our other divisions (Brazil CSD & NANC +5.0%, HILA-ex +3.7%, LAS +17.3% and Canada -2.5%) thanks primarily to our NR/Hl performance (Brazil CSD & NANC +10.2%, HILA-ex +6.6%, LAS +18.3% and Canada +1.3%), as volumes were still impacted by a soft industry in most markets.

Cost of Goods Sold (COGS): Our COGS increased 10.8%, and rose 12.5% on a per hectoliter basis.  Although our currency hedges remained as the most relevant headwind given the Real depreciation since last year, our commodity hedges (mostly barley and aluminum) became an important tailwind.  Moreover, our performance was also impacted by a tough comp in Brazil CSD & NANC, increased industrial depreciation tied to Brazil capital expenditures, as well as packaging mix in Brazil Beer.

Selling, General & Administrative (SG&A) expenses: SG&A expenses (excluding depreciation and amortization) were up 13.5%.  This was mainly a product of continued sales and marketing investments to support our commercial strategy in Brazil, but also due to different phasing and higher commercial spend related to the FIFA Confederations Cup, which took place in June.  Elsewhere, inflationary pressures in Argentina continued to generate higher distribution expenses in LAS, whereas in Canada, on the other hand, SG&A was positively impacted due to phasing.

EBITDA, Gross margin and EBITDA margin: We delivered a total of R$ 3,217.9 million of Normalized EBITDA (+6.8%), with gross margin contraction of 80 basis points (bps) and EBITDA margin contraction of 60 bps.   By division, Brazil Beer’s EBITDA performance was also the main highlight, totalling R$ 1,858 million (+9.2%).  Our international operations all grew EBITDA (HILA-ex +36.5%, LAS +15.6% and Canada +0.7%), while Brazil CSD & NANC’s EBITDA performance suffered from the higher COGS and SG&A in the quarter, declining 10.7%.

Financial highlights - Ambev consolidated	2Q12 Reference Base		% As	%	YTD12 Reference Base		% As	%
R$ million		2Q13	Reported	Organic		YTD13	Reported	Organic
Total volumes	37,378.5	36,984.7	-1.1%	-1.6%	79,608.9	76,914.2	-3.4%	-4.4%
Beer	26,860.2	26,845.3	-0.1%	-0.8%	57,116.0	55,341.0	-3.1%	-4.4%
CSD and NANC	10,518.3	10,139.4	-3.6%	-3.8%	22,492.9	21,573.2	-4.1%	-4.3%

Net sales	6,825.4	7,503.1	9.9%	8.3%	14,061.1	15,275.9	8.6%	5.2%
Gross profit	4,525.4	4,910.9	8.5%	7.0%	9,448.8	10,060.8	6.5%	3.4%
Gross margin	66.3%	65.5%	-80 bps	-80 bps	67.2%	65.9%	-130 bps	-120 bps
EBITDA	2,934.3	3,212.6	9.5%	7.5%	6,310.2	6,810.6	7.9%	4.7%
EBITDA margin	43.0%	42.8%	-20 bps	-30 bps	44.9%	44.6%	-30 bps	-20 bps
Normalized EBITDA	2,961.1	3,217.9	8.7%	6.8%	6,337.0	6,816.9	7.6%	4.4%
Normalized EBITDA margin	43.4%	42.9%	-50 bps	-60 bps	45.1%	44.6%	-50 bps	-40 bps
Profit - Ambev holders	1,903.8	1,882.4	-1.1%		4,218.1	4,226.0	0.2%
Normalized profit - Ambev holders	1,930.6	1,887.7	-2.2%		4,244.9	4,232.2	-0.3%
No. of share outstanding (millions)	3,118.4	3,132.3			3,118.4	3,132.3
EPS (R$/shares)	0.61	0.60	-1.6%		1.35	1.35	-0.3%
Normalized EPS	0.62	0.60	-2.7%		1.36	1.35	-0.7%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2012 (Q2 2012). Values in this release may not add up due to rounding.

Second Quarter 2013 Results July 31, 2013 Page 2

Operating Cash generation and Profit: We delivered a total of R$ 2,570.6 million in terms of cash generated from our operations, which was 6.5% lower than the second quarter of 2012 primarily due working capital.  Normalized Profit was down 2.2% and reached R$ 1,887.7 million as a result of greater net finance expenses combined with a higher effective tax rate.  Normalized Earnings Per Share (EPS) declined 2.7% to R$ 0.60.

CAPEX, Pay-out and Financial discipline: CAPEX investments corresponded to R$ 756.4 million during the quarter, led by R$ 559 million of investments in Brazil.  Pay-out thru June 30 totalled R$ 5.1 billion in dividends and IOC, and we ended the quarter with net cash position of R$ 1,913.2 million.

Management Comments

Our performance in the second quarter represents a good first step towards our objective of improving EBITDA performance for the remainder of 2013, especially with respect to Brazil Beer.  Consolidated EBITDA grew 6.8% in the quarter (after 2.3% growth in Q1 2013), and Brazil Beer EBITDA increased 9.2% (following 0.6% growth in the first quarter).  There is much more to be done, but we believe our decision to react quickly and adjust the plan for the year by focusing on our pack price strategy is starting to translate into better results for Brazil Beer: volume performance improved while net revenue per hectoliter remained strong and market share was stable sequentially at 68.1% in the quarter.

Divisional highlights were the following:

•         Brazil.  EBITDA reached R$ 2,180.1 million (+5.8%), with gross margin contraction of 120 bps and EBITDA margin contraction of 140 bps.

o    Net revenue for Brazil Beer increased 9.6%, with volumes declining 0.4% but NR/Hl performance remaining solid and growing 10.0%.

▪         Following the mid single-digit decline for the Brazilian beer industry in April, we saw somewhat improved industry performance in May and June.  Weather was better in both months, the FIFA Confederations Cup helped June volumes, and we did see some signs of improvement in terms of food inflation while disposable income continued to grow (albeit less than during Q2 2012).  Such macro-related improvements were welcomed, but we are not underestimating the challenging environment that remains.

▪         Our market share averaged 68.1% during the quarter, which is flat as compared to Q1 2013, but the fact that market share performance gained momentum during the quarter gives us confidence going forward.  Year-over-year, market share was down 70 bps.

▪         In terms of NR/Hl, our performance was great, growing 10.0% thanks to last year’s price increases combined with greater weight of direct distribution and premium volumes.

▪         Moreover, our execution capabilities on the commercial side proved once again to be decisive:

•         the four top commercial priorities continued to deliver: innovation and premium volumes each grew double-digits, which was also the case for the 1 liter and 300 ml returnable glass bottles (RGB), and our market share in the North & Northeast continued to expand;

•         the greater focus on our pack price strategy began gaining momentum, with the 1 liter and the 300 ml returnable glass bottles performing well, both in the on-premise and in the off-premise channels, while our discipline around revenue management also played an important role; and,

•         the brands and product activation around the FIFA Confederations Cup worked well, particularly in the off-premise channel, through initiatives such as limited edition products and promotional packs. We estimate that the FIFA Confederations Cup added approximately 300 thousand Hl of incremental volume.

o       In Brazil CSD & NANC, we delivered net revenue growth of 5.0%, with the +10.2% NR/Hl in the quarter, more than offsetting the 4.7% industry driven volume decline.  Guaraná Antarctica volumes actually grew, positively impacted by our continued focus behind the multi-serve 1 liter RGB and the single-serve 237 ml PET bottle.

Second Quarter 2013 Results July 31, 2013 Page 3

o       On the costs side, Brazil COGS/hl rose 15.0% in the quarter (+13.3% for Brazil Beer, but +19.7% in Brazil CSD&NANC).  Our commodity hedges played an important role in the quarter to partially offset the adverse effect coming from our currency hedges, which should also be the case in the second half of the year.  In Brazil CSD & NANC, we faced a very tough comp, as COGS/Hl had declined 6.9% in Q2 2012, and the performance was also impacted by volume decline effect in fixed costs dilution.  As for Brazil Beer, the additional drivers behind the cost pressures were the greater industrial depreciation and changes in package mix given the greater weight of our sales in the off-premise during Q2 2013.

o       As for expenses, SG&A (excluding depreciation and amortization) grew 19.8% in the quarter, the majority of which is explained by our commitment to keep investing behind our brands and commercial initiatives, which are key for our brand preference, but also by a different investment calendar combined with our desire to fully leverage the market opportunities brought by the FIFA Confederations Cup, which had Budweiser and Brahma as official sponsors.  In addition, higher direct distribution and general inflation also played a role.

•         HILA-ex.  We delivered R$ 94.0 million of EBITDA, while EBITDA margin continued to expand, reaching 30.5% for the quarter.

o       With the completion of the first anniversary of our acquisition in the Dominican Republic, we delivered the anticipated EBITDA for the combined operations of approximately US$ 190 million.  Meanwhile, our commercial strategy in Guatemala remained a key priority, with another good quarter of volume growth and market share performance in the country.

•         LAS.  We delivered R$ 456.6 million of EBITDA for LAS during the quarter, which represents an increase of 15.6%.  Our gross margins expanded 130 bps and EBITDA margin contracted 50 bps.

o        LAS net revenues increased 17.3%.  Volume performance improved as compared to the first quarter, with LAS CSD & NANC declining 2.1% and LAS Beer actually showing some slight growth of 0.1%.  Our NR/Hl performance added further to the better top line performance for the region, growing 18.3% (LAS Beer +19.4%; LAS CSD & NANC +14.8%).  Though the macroeconomic challenges in Argentina are still an issue, the commercial strategy has continued to work: we delivered growth in market share, premium volumes (primarily Stella Artois) and innovation volumes (Quilmes 1890, Quilmes Night and Stella Artois Noire).

•         Canada.  Labatt’s EBITDA for the second quarter totalled R$ 487.2 million (+0.7%).  Gross margins contracted 80 bps, but EBITDA margins expanded 130 bps.

o       The 2.5% decline in net revenues was mostly impacted by the very tough quarter for the industry, which declined 3.4%.  Poor weather and the continued impact of prior taxation hikes in Quebec were among the main issues the industry faced during the quarter.  NR/Hl, however, grew 1.3% and, despite a small market share decline overall, our efforts around our focus brands and innovation are generating the expected results, especially through Bud Light and Bud Light Platinum.

2013 Outlook

Although it is true that the environment continues to be challenging and difficult to predict, we nonetheless believe that if we continue to execute the revised plan for the year, we should be able to continue to improve our EBITDA performance further.  During the second half of 2013, we will remain committed to the pack price strategy, since it is indeed proving to be a powerful tool for us to drive volumes with profitability despite the short term pressure brought by higher food inflation and the deceleration of disposable income growth.

We continue to expect the Brazilian beer industry to deliver flat to low single-digit decline for FY 2013, our NR/Hl in Brazil to grow high-single digits for the year, COGS/Hl in Brazil to increase high-single or low double-digits as mentioned before (with “high teens” in Brazil CSD & NANC), SG&A (excluding depreciation and amortization) in Brazil to grow below inflation for the year, and, finally, we remain committed to invest around R$ 3.0 billion of capital expenditures in Brazil in 2013 to pursue the medium and long-term opportunities the market has to offer.

Second Quarter 2013 Results July 31, 2013 Page 4

Ambev Consolidated Income Statement

Consolidated income statement	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Net revenue	6,825.4	53.7	58.2	565.8	7,503.1	9.9%	8.3%
Cost of goods sold (COGS)	(2,300.0)	(25.7)	(19.1)	(247.5)	(2,592.3)	12.7%	10.8%
Gross profit	4,525.4	28.0	39.1	318.3	4,910.9	8.5%	7.0%
Selling, general and administrative (SG&A)	(2,161.5)	(2.5)	(24.4)	(292.6)	(2,481.1)	14.8%	13.5%
Other operating income	169.3	2.0	2.6	120.9	294.8	74.1%	71.4%
Normalized operating income (normalized EBIT)	2,533.2	27.4	17.3	146.6	2,724.6	7.6%	5.8%
Special items above EBIT	(26.8)	(0.2)	0.1	21.6	(5.3)	nm	-80.6%
Net finance results	(185.8)				(268.2)	44.3%
Share of results of associates	(0.3)				0.1	-132.2%
Income tax expense	(391.2)				(527.9)	35.0%
Profit	1,929.1				1,923.3	-0.3%
Attributable to Ambev holders	1,903.8				1,882.4	-1.1%
Attributable to non-controlling interests	25.2				40.9	62.0%
Normalized profit	1,955.8				1,928.6	-1.4%
Attributable to Ambev holders	1,930.6				1,887.7	-2.2%

Normalized EBITDA	2,961.1	35.5	21.4	199.9	3,217.9	8.7%	6.8%

Consolidated income statement	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Net revenue	14,061.1	239.2	241.3	734.3	15,275.9	8.6%	5.2%
Cost of goods sold (COGS)	(4,612.4)	(99.9)	(86.5)	(416.3)	(5,215.1)	13.1%	9.0%
Gross profit	9,448.8	139.2	154.8	318.0	10,060.8	6.5%	3.4%
Selling, general and administrative (SG&A)	(4,227.2)	(44.2)	(91.3)	(458.9)	(4,821.7)	14.1%	10.9%
Other operating income	308.5	(3.9)	3.9	299.8	608.3	97.2%	97.2%
Normalized operating income (normalized EBIT)	5,530.0	91.1	67.4	158.9	5,847.4	5.7%	2.9%
Special items above EBIT	(26.8)	(1.2)	0.1	21.6	(6.2)	-76.7%	nm
Net finance results	(268.5)				(508.8)	89.5%
Share of results of associates	0.1				1.8	nm
Income tax expense	(971.3)				(1,034.3)	6.5%
Profit	4,263.6				4,299.8	0.8%
Attributable to Ambev holders	4,218.1				4,226.0	0.2%
Attributable to non-controlling interests	45.4				73.8	62.4%
Normalized profit	4,290.3				4,306.0	0.4%
Attributable to Ambev holders	4,244.9				4,232.2	-0.3%

Normalized EBITDA	6,337.0	122.5	81.7	275.7	6,816.9	7.6%	4.4%

Second Quarter 2013 Results July 31, 2013 Page 5

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Second Quarter 2013 Results July 31, 2013 Page 6

Ambev Consolidated

Normalized EBITDA totalled R$ 3,217.9 million (+6.8%) for the quarter, with net revenue up 8.3%, COGS rising 10.8% and SG&A (excluding depreciation and amortization) growing 13.5%.  Our gross margins contracted 80 bps to 65.5% whereas EBITDA margin contracted 60 bps to 42.9%.  Year to date, EBITDA grew 4.4%.

Ambev results	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Volume ('000 hl)	37,378.5	212.2	-	(606.1)	36,984.7	-1.1%	-1.6%
Net revenue	6,825.4	53.7	58.2	565.8	7,503.1	9.9%	8.3%
Net revenue/hl	182.6	0.4	1.6	18.3	202.9	11.1%	10.0%
COGS	(2,300.0)	(25.7)	(19.1)	(247.5)	(2,592.3)	12.7%	10.8%
COGS/hl	(61.5)	(0.3)	(0.5)	(7.7)	(70.1)	13.9%	12.5%
Gross profit	4,525.4	28.0	39.1	318.3	4,910.9	8.5%	7.0%
Gross margin	66.3%				65.5%	-80 bps	-80 bps
SG&A excl. deprec.&amort.	(2,018.5)	(0.9)	(23.5)	(272.1)	(2,315.1)	14.7%	13.5%
SG&A deprec.&amort.	(143.0)	(1.6)	(0.9)	(20.5)	(166.0)	16.1%	14.3%
SG&A total	(2,161.5)	(2.5)	(24.4)	(292.6)	(2,481.1)	14.8%	13.5%
Other operating income	169.3	2.0	2.6	120.9	294.8	74.1%	71.4%
Normalized EBIT	2,533.2	27.4	17.3	146.6	2,724.6	7.6%	5.8%
Normalized EBIT margin	37.1%				36.3%	-80 bps	-80 bps
Normalized EBITDA	2,961.1	35.5	21.4	199.9	3,217.9	8.7%	6.8%
Normalized EBITDA margin	43.4%				42.9%	-50 bps	-60 bps

Ambev results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	79,608.9	780.5	-	(3,475.3)	76,914.2	-3.4%	-4.4%
Net revenue	14,061.1	239.2	241.3	734.3	15,275.9	8.6%	5.2%
Net revenue/hl	176.6	1.3	3.1	17.6	198.6	12.4%	10.0%
COGS	(4,612.4)	(99.9)	(86.5)	(416.3)	(5,215.1)	13.1%	9.0%
COGS/hl	(57.9)	(0.7)	(1.1)	(8.1)	(67.8)	17.0%	13.9%
Gross profit	9,448.8	139.2	154.8	318.0	10,060.8	6.5%	3.4%
Gross margin	67.2%				65.9%	-130 bps	-120 bps
SG&A excl. deprec.&amort.	(3,935.6)	(37.2)	(87.3)	(426.4)	(4,486.6)	14.0%	10.8%
SG&A deprec.&amort.	(291.6)	(7.0)	(4.0)	(32.5)	(335.1)	14.9%	11.1%
SG&A total	(4,227.2)	(44.2)	(91.3)	(458.9)	(4,821.7)	14.1%	10.9%
Other operating income	308.5	(3.9)	3.9	299.8	608.3	97.2%	97.2%
Normalized EBIT	5,530.0	91.1	67.4	158.9	5,847.4	5.7%	2.9%
Normalized EBIT margin	39.3%				38.3%	-100 bps	-80 bps
Normalized EBITDA	6,337.0	122.5	81.7	275.7	6,816.9	7.6%	4.4%
Normalized EBITDA margin	45.1%				44.6%	-50 bps	-40 bps

Second Quarter 2013 Results July 31, 2013 Page 7

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and HILA-ex operations.  LAN delivered an EBITDA of R$ 2,274.0 million (+6.3%) during the quarter, and EBITDA margin contracted 100 bps to 45.2%.  Our improved EBITDA performance overall resulted mostly from the top line results in Brazil Beer, though nearly a third of the reported growth in the quarter came from HILA-ex, which delivered R$ 94 million of EBITDA (+36.5%).  LAN net revenues were up 8.6% (NR/Hl +10.3%), whereas COGS rose 11.8% (COGS/Hl +13.5%) and SG&A (excluding depreciation and amortization) increased by 18.3%.  Thru June 30, Normalized EBITDA for LAN reached R$ 4,841.8 million, a 3.8% increase.

As previously mentioned, as from January 1, 2013 the results of our Peruvian and Ecuadorian operations are reported as part of Latin America South.  To that effect, we have included restated figures for LAN and LAS, as if this change had been in place since January 1, 2012.

LAN results	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Volume ('000 hl)	27,135.0	212.2	-	(441.0)	26,906.2	-0.8%	-1.6%
Net revenue	4,560.0	70.2	11.2	391.6	5,033.0	10.4%	8.6%
Net revenue/hl	168.0	1.3	0.4	17.3	187.1	11.3%	10.3%
COGS	(1,475.7)	(25.7)	(5.8)	(173.4)	(1,680.7)	13.9%	11.8%
COGS/hl	(54.4)	(0.5)	(0.2)	(7.3)	(62.5)	14.9%	13.5%
Gross profit	3,084.2	44.5	5.4	218.2	3,352.3	8.7%	7.1%
Gross margin	67.6%				66.6%	-100 bps	-90 bps
SG&A excl. deprec.&amort.	(1,346.6)	(17.4)	(3.2)	(246.1)	(1,613.3)	19.8%	18.3%
SG&A deprec.&amort.	(110.2)	(1.6)	(0.6)	(17.4)	(129.8)	17.8%	15.8%
SG&A total	(1,456.8)	(19.0)	(3.8)	(263.5)	(1,743.1)	19.7%	18.1%
Other operating income	169.8	2.0	0.1	134.8	306.7	80.6%	79.4%
Normalized EBIT	1,797.2	27.4	1.7	89.6	1,915.9	6.6%	5.0%
Normalized EBIT margin	39.4%				38.1%	-130 bps	-130 bps
Normalized EBITDA	2,101.8	35.5	3.4	133.3	2,274.0	8.2%	6.3%
Normalized EBITDA margin	46.1%				45.2%	-90 bps	-100 bps

LAN results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	56,545.8	780.5	-	(2,135.0)	55,191.2	-2.4%	-3.8%
Net revenue	9,525.8	266.9	18.2	447.4	10,258.3	7.7%	4.7%
Net revenue/hl	168.5	2.4	0.3	14.7	185.9	10.3%	8.7%
COGS	(2,990.5)	(99.9)	(10.3)	(329.1)	(3,429.9)	14.7%	11.0%
COGS/hl	(52.9)	(1.0)	(0.2)	(8.0)	(62.1)	17.5%	15.2%
Gross profit	6,535.3	166.9	7.9	118.2	6,828.4	4.5%	1.8%
Gross margin	68.6%				66.6%	-200 bps	-190 bps
SG&A excl. deprec.&amort.	(2,656.7)	(64.9)	(7.3)	(332.2)	(3,061.2)	15.2%	12.5%
SG&A deprec.&amort.	(224.2)	(7.0)	(0.9)	(30.5)	(262.6)	17.2%	13.6%
SG&A total	(2,880.9)	(71.9)	(8.3)	(362.7)	(3,323.8)	15.4%	12.6%
Other operating income	316.8	(3.9)	0.1	315.5	628.5	98.4%	99.6%
Normalized EBIT	3,971.3	91.1	(0.3)	71.0	4,133.1	4.1%	1.8%
Normalized EBIT margin	41.7%				40.3%	-140 bps	-120 bps
Normalized EBITDA	4,545.4	122.5	1.7	172.2	4,841.8	6.5%	3.8%
Normalized EBITDA margin	47.7%				47.2%	-50 bps	-40 bps

Second Quarter 2013 Results July 31, 2013 Page 8

Ambev Brazil

Our Brazilian operations totalled R$ 2,180.1 million (+5.8%) in Normalized EBITDA.  Gross margin contracted 120 bps to 67.5% while EBITDA margin contracted 140 bps.  For the first half of the year, EBITDA grew 3.5%.

The first quarter pressure on disposable income began to ease (but remained a factor for the beverages industry as a whole), and given the better weather, the FIFA Confederations Cup, as well as the execution of our commercial initiatives, volumes for Brazil improved for Q2 2013 (-1.5% vs. -6.3% in the first quarter) after the very difficult start of the year.  Our top line benefitted further from the 10.5% growth in NR/Hl, remaining generally in line with our high single-digit guidance for the year (YTD: +9.0%).

Our COGS/Hl rose 15.0% (which is less than the 16.7% of the first quarter), mostly impacted by higher currency hedges (partially offset by lower commodity hedges), a tough comp in Brazil CSD & NANC, but also greater industrial depreciation and changes in package mix.  For the first six months of the year, COGS/Hl for Brazil is up 15.9%.  Finally, SG&A (excluding depreciation and amortization) grew 19.8% primarily because of the phasing of sales and marketing investments to support the commercial strategy and expenses related to the FIFA Confederations Cup, but also by the higher weight of direct distribution.  Year to date, cash SG&A is growing 13.2%.

Ambev Brazil results	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Volume ('000 hl)	25,935.6			(399.8)	25,535.9	-1.5%	-1.5%
Net revenue	4,340.9			383.6	4,724.5	8.8%	8.8%
Net revenue/hl	167.4			17.6	185.0	10.5%	10.5%
COGS	(1,357.5)			(179.0)	(1,536.5)	13.2%	13.2%
COGS/hl	(52.3)			(7.8)	(60.2)	15.0%	15.0%
Gross profit	2,983.4			204.6	3,187.9	6.9%	6.9%
Gross margin	68.7%			0.0%	67.5%	-120 bps	-120 bps
SG&A excl. deprec.&amort.	(1,265.4)			(251.1)	(1,516.5)	19.8%	19.8%
SG&A deprec.&amort.	(103.9)			(14.3)	(118.2)	13.7%	13.7%
SG&A total	(1,369.3)			(265.4)	(1,634.6)	19.4%	19.4%
Other operating income	167.5			136.3	303.8	81.4%	81.4%
Normalized EBIT	1,781.6			75.4	1,857.0	4.2%	4.2%
Normalized EBIT margin	41.0%			0.0%	39.3%	-170 bps	-170 bps
Normalized EBITDA	2,061.5			118.6	2,180.1	5.8%	5.8%
Normalized EBITDA margin	47.5%			0.0%	46.1%	-140 bps	-140 bps

Ambev Brazil results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	54,780.7			(2,206.3)	52,574.5	-4.0%	-4.0%
Net revenue	9,247.2			423.1	9,670.3	4.6%	4.6%
Net revenue/hl	168.8			15.1	183.9	9.0%	9.0%
COGS	(2,835.1)			(318.5)	(3,153.6)	11.2%	11.2%
COGS/hl	(51.8)			(8.2)	(60.0)	15.9%	15.9%
Gross profit	6,412.1			104.6	6,516.7	1.6%	1.6%
Gross margin	69.3%				67.4%	-190 bps	-190 bps
SG&A excl. deprec.&amort.	(2,535.1)			(334.2)	(2,869.3)	13.2%	13.2%
SG&A deprec.&amort.	(211.4)			(27.9)	(239.3)	13.2%	13.2%
SG&A total	(2,746.5)			(362.1)	(3,108.6)	13.2%	13.2%
Other operating income	315.4			315.3	630.8	100.0%	100.0%
Normalized EBIT	3,981.1			57.8	4,038.9	1.5%	1.5%
Normalized EBIT margin	43.1%				41.8%	-130 bps	-130 bps
Normalized EBITDA	4,522.0			158.0	4,680.0	3.5%	3.5%
Normalized EBITDA margin	48.9%				48.4%	-50 bps	-50 bps

Second Quarter 2013 Results July 31, 2013 Page 9

Beer Brazil

In Beer Brazil, EBITDA reached R$ 1,857.8 million (+9.2%), with EBITDA margin contracting 20 bps to 47.1%.  For the year to date, EBITDA grew 4.4%, with 10 bps of EBITDA margin expansion reaching 49.7%.

Net revenues grew 9.6% through a combination of volumes declining 0.4% (much less than the 8.2% fall we experienced in the first quarter) and NR/Hl growing 10.0%.  In terms of industry, it was important to see gradual improvement thanks to food inflation showing signs of easing and disposable income still growing.  Equally important, our renewed focus on pack price strategy has paid off, and is helping us strike a better balance between volume and price in the current environment.  Meanwhile, market share stood at 68.1% for the quarter (-70 bps vs. Q2 2012), which is flat against Q1 2013 and fully consistent with our historical levels.

COGS/Hl rose 13.3%, which is mainly a product of better commodity hedges (raw materials and packaging) partly offsetting the currency hedge headwinds, but also changes in package mix and higher industrial depreciation.  As for SG&A (excl. depreciation and amortization), expenses were up 17.7%.  This resulted from a different calendarization of our sales and marketing investments to support our commercial initiatives, but also higher sales and  marketing expenses to make the most of the market opportunities brought by the FIFA Confederations Cup.

Beer Brazil results	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Volume ('000 hl)	18,946.0			(70.6)	18,875.5	-0.4%	-0.4%
Net revenue	3,594.4			346.0	3,940.4	9.6%	9.6%
Net revenue/hl	189.7			19.0	208.8	10.0%	10.0%
COGS	(1,042.7)			(134.7)	(1,177.3)	12.9%	12.9%
COGS/hl	(55.0)			(7.3)	(62.4)	13.3%	13.3%
Gross profit	2,551.8			211.3	2,763.1	8.3%	8.3%
Gross margin	71.0%				70.1%	-90 bps	-90 bps
SG&A excl. deprec.&amort.	(1,119.9)			(198.4)	(1,318.3)	17.7%	17.7%
SG&A deprec.&amort.	(78.6)			(11.0)	(89.6)	14.0%	14.0%
SG&A total	(1,198.5)			(209.4)	(1,407.9)	17.5%	17.5%
Other operating income	124.3			116.6	241.0	93.8%	93.8%
Normalized EBIT	1,477.6			118.6	1,596.2	8.0%	8.0%
Normalized EBIT margin	41.1%				40.5%	-60 bps	-60 bps
Normalized EBITDA	1,700.5			157.3	1,857.8	9.2%	9.2%
Normalized EBITDA margin	47.3%				47.1%	-20 bps	-20 bps

Beer Brazil results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	40,531.0			(1,838.4)	38,692.6	-4.5%	-4.5%
Net revenue	7,728.1			335.5	8,063.5	4.3%	4.3%
Net revenue/hl	190.7			17.7	208.4	9.3%	9.3%
COGS	(2,166.6)			(230.1)	(2,396.7)	10.6%	10.6%
COGS/hl	(53.5)			(8.5)	(61.9)	15.9%	15.9%
Gross profit	5,561.5			105.3	5,666.8	1.9%	1.9%
Gross margin	72.0%				70.3%	-170 bps	-170 bps
SG&A excl. deprec.&amort.	(2,235.3)			(275.2)	(2,510.5)	12.3%	12.3%
SG&A deprec.&amort.	(160.6)			(20.8)	(181.4)	13.0%	13.0%
SG&A total	(2,395.9)			(296.0)	(2,691.9)	12.4%	12.4%
Other operating income	241.3			272.1	513.4	112.8%	112.8%
Normalized EBIT	3,406.9			81.5	3,488.4	2.4%	2.4%
Normalized EBIT margin	44.1%				43.3%	-80 bps	-80 bps
Normalized EBITDA	3,836.0			170.3	4,006.3	4.4%	4.4%
Normalized EBITDA margin	49.6%				49.7%	10 bps	10 bps

Second Quarter 2013 Results July 31, 2013 Page 10

CSD & NANC Brazil

Our Brazil CSD & NANC business delivered EBITDA of R$ 322.3 million (-10.7%) and an EBITDA margin contraction of 730 bps to 41.1%.  In the first half of the year, EBITDA is down 1.8%, with an EBITDA margin of 41.9% (-330 bps).

As is the case in Brazil Beer, the industry headwinds remained for Brasil CSD & NANC, and volumes declined 4.7% despite the market share gains in the quarter.  Nonetheless, net revenues grew 5.0% as a result of a 10.2% increase in NR/Hl.  And despite the volume decline, the 237 ml PET bottle and the 1L returnable glass bottle for Guaraná Antarctica each gained further ground in the marketplace.

COGS/Hl faced a very tough comp against Q2 2012 and grew 19.7% (+16.2% YTD), also impacted by higher currency hedges and the continued impact from the October 2012 tax changes.  As for SG&A (excluding depreciation and amortization), there was an increase of 36.3% due to phasing of sales and marketing investments to support our commercial initiatives during the FIFA Confederations Cup through Guaraná Antarctica and its sponsorship of the Brazilian National Soccer Team.

CSD&Nanc Brazil results	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Volume ('000 hl)	6,989.6			(329.2)	6,660.4	-4.7%	-4.7%
Net revenue	746.5			37.6	784.1	5.0%	5.0%
Net revenue/hl	106.8			10.9	117.7	10.2%	10.2%
COGS	(314.8)			(44.4)	(359.2)	14.1%	14.1%
COGS/hl	(45.0)			(8.9)	(53.9)	19.7%	19.7%
Gross profit	431.6			(6.8)	424.9	-1.6%	-1.6%
Gross margin	57.8%				54.2%	-360 bps	-360 bps
SG&A excl. deprec.&amort.	(145.4)			(52.8)	(198.2)	36.3%	36.3%
SG&A deprec.&amort.	(25.3)			(3.3)	(28.5)	12.9%	12.9%
SG&A total	(170.7)			(56.0)	(226.8)	32.8%	32.8%
Other operating income	43.2			19.6	62.8	45.5%	45.5%
Normalized EBIT	304.0			(43.2)	260.9	-14.2%	-14.2%
Normalized EBIT margin	40.7%				33.3%	-740 bps	-740 bps
Normalized EBITDA	361.0			(38.7)	322.3	-10.7%	-10.7%
Normalized EBITDA margin	48.4%				41.1%	-730 bps	-730 bps

CSD&Nanc Brazil results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	14,249.7			(367.9)	13,881.8	-2.6%	-2.6%
Net revenue	1,519.2			87.6	1,606.8	5.8%	5.8%
Net revenue/hl	106.6			9.1	115.7	8.6%	8.6%
COGS	(668.5)			(88.4)	(756.9)	13.2%	13.2%
COGS/hl	(46.9)			(7.6)	(54.5)	16.2%	16.2%
Gross profit	850.7			(0.8)	849.9	-0.1%	-0.1%
Gross margin	56.0%				52.9%	-310 bps	-310 bps
SG&A excl. deprec.&amort.	(299.8)			(59.1)	(358.9)	19.7%	19.7%
SG&A deprec.&amort.	(50.8)			(7.1)	(57.8)	13.9%	13.9%
SG&A total	(350.6)			(66.1)	(416.7)	18.9%	18.9%
Other operating income	74.1			43.2	117.3	58.3%	58.3%
Normalized EBIT	574.2			(23.7)	550.5	-4.1%	-4.1%
Normalized EBIT margin	37.8%				34.3%	-350 bps	-350 bps
Normalized EBITDA	686.0			(12.3)	673.7	-1.8%	-1.8%
Normalized EBITDA margin	45.2%				41.9%	-330 bps	-330 bps

Second Quarter 2013 Results July 31, 2013 Page 11

HILA-ex

In HILA-ex we generated R$ 94.0 million of EBITDA (+36.5%), with EBITDA margin expanding 580 bps to 30.5%.  Year to date, EBITDA totalled R$ 161.8 million (+60.4%) and EBITDA margin expanded to 27.5% (+400 bps).

Results improved in HILA-ex predominantly due to the lapping of the CND acquisition, which closed in May 2012, and despite the organic volume decline of 3.4%, which was impacted by a tough industry in the Dominican Republic (partially offset by the volume growth and market share gains in Guatemala).  Accordingly, the completion of our integration initiatives in the Dominican Republic helped us deliver organic net revenue growth of 3.7%, a 1.1% decrease in COGS/Hl and an SG&A (excluding depreciation and amortization) decline of 6.2%.

HILA-Ex results	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Volume total ('000 hl)	1,199.3	212.2		(41.3)	1,370.3	14.3%	-3.4%
Beer volume ('000 hl)	913.8	190.7		(37.3)	1,067.3	16.8%	-4.1%
CSD volume ('000 hl)	285.5	21.5		(4.0)	303.0	6.1%	-1.4%
Net revenue	219.1	70.2	11.2	8.0	308.5	40.8%	3.7%
Net revenue/hl	182.7	22.3	8.2	12.0	225.1	23.3%	6.6%
COGS	(118.2)	(25.7)	(5.8)	5.6	(144.1)	21.9%	-4.8%
COGS/hl	(98.6)	(3.4)	(4.3)	1.0	(105.2)	6.7%	-1.1%
Gross profit	100.8	44.5	5.4	13.6	164.4	63.0%	13.5%
Gross margin	46.0%				53.3%	720 bps	440 bps
SG&A excl. deprec.&amort.	(81.2)	(17.4)	(3.2)	5.0	(96.8)	19.2%	-6.2%
SG&A deprec.&amort.	(6.3)	(1.6)	(0.6)	(3.1)	(11.7)	84.1%	49.5%
SG&A total	(87.6)	(19.0)	(3.8)	1.9	(108.5)	23.9%	-2.2%
Other operating income/expenses	2.3	2.0	0.1	(1.4)	3.0	28.3%	-61.2%
Normalized EBIT	15.6	27.4	1.7	14.1	58.8	277.8%	90.7%
Normalized EBIT margin	7.1%				19.1%	nm	600 bps
Normalized EBITDA	40.3	35.5	3.4	14.7	94.0	132.9%	36.5%
Normalized EBITDA margin	18.4%				30.5%	nm	580 bps

HILA-Ex results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume total ('000 hl)	1,765.0	780.5		71.2	2,616.8	48.3%	4.0%
Beer volume ('000 hl)	1,236.8	724.2		75.2	2,036.2	64.6%	6.1%
CSD volume ('000 hl)	528.3	56.4		(4.0)	580.6	9.9%	-0.8%
Net revenue	278.6	266.9	18.2	24.3	588.0	111.1%	8.7%
Net revenue/hl	157.8	56.4	7.0	3.4	224.7	42.4%	2.2%
COGS	(155.4)	(99.9)	(10.3)	(10.6)	(276.3)	77.8%	6.9%
COGS/hl	(88.0)	(12.3)	(4.0)	(1.3)	(105.6)	19.9%	1.5%
Gross profit	123.2	166.9	7.9	13.6	311.7	153.0%	11.1%
Gross margin	44.2%				53.0%	880 bps	100 bps
SG&A excl. deprec.&amort.	(121.6)	(64.9)	(7.3)	2.0	(191.8)	57.7%	-1.7%
SG&A deprec.&amort.	(12.8)	(7.0)	(0.9)	(2.6)	(23.4)	82.8%	20.6%
SG&A total	(134.4)	(71.9)	(8.3)	(0.6)	(215.2)	60.1%	0.5%
Other operating income/expenses	1.4	(3.9)	0.1	0.2	(2.3)	nm	11.8%
Normalized EBIT	(9.8)	91.1	(0.3)	13.2	94.2	nm	134.7%
Normalized EBIT margin	-3.5%				16.0%	nm	460 bps
Normalized EBITDA	23.5	122.5	1.7	14.2	161.8	589.6%	60.4%
Normalized EBITDA margin	8.4%				27.5%	nm	400 bps

Second Quarter 2013 Results July 31, 2013 Page 12

Latin America South (LAS)

As from January 1, 2013 our LAS region includes the operations for Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru and Ecuador.

LAS’ EBITDA performance corresponded to R$ 456.6 million (+15.6%) and EBITDA margin contracted by 50 bps to 34.1%.  For the first half of 2013, however, EBITDA margin stood flat, and EBITDA totalled R$ 1,241.5 million (+11.9%).

Top line performance for LAS improved +17.3% in the quarter, benefitting better by volume performance as compared to the first three months of the year (Q2 2013: -0.8%, with LAS Beer up 0.1%; Q1 2013: -10.2%, with LAS Beer down 9.0%) as comps became easier, but also from the successful implementation of our NR/Hl strategy in the region, which grew 18.3% (LAS Beer: +19.4%; LAS CSD & NANC: +14.8%).

In terms of costs and expenses, COGS/Hl for LAS grew 15.0%, impacted mostly by higher packaging and labor-related costs, whereas SG&A (excluding depreciation and amortization) increased by 20.8% mainly as a result of higher distribution expenses (freight and labor) in Argentina.

LAS results	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Volume ('000 hl)	7,611.3			(63.9)	7,547.4	-0.8%	-0.8%
Net revenue	1,165.2		(29.5)	201.8	1,337.5	14.8%	17.3%
Net revenue/hl	153.1		(3.9)	28.0	177.2	15.8%	18.3%
COGS	(520.4)		8.3	(73.3)	(585.3)	12.5%	14.1%
COGS/hl	(68.4)		1.1	(10.3)	(77.6)	13.4%	15.0%
Gross profit	644.8		(21.2)	128.6	752.2	16.7%	19.9%
Gross margin	55.3%				56.2%	90 bps	130 bps
SG&A excl. deprec.&amort.	(298.7)		2.6	(62.2)	(358.2)	19.9%	20.8%
SG&A deprec.&amort.	(22.1)		0.4	(2.5)	(24.2)	9.7%	11.4%
SG&A total	(320.8)		3.0	(64.7)	(382.5)	19.2%	20.2%
Other operating income/expenses	(4.9)		2.5	(9.1)	(11.5)	133.5%	184.8%
Normalized EBIT	319.1		(15.6)	54.8	358.2	12.3%	17.2%
Normalized EBIT margin	27.4%				26.8%	-60 bps	-10 bps
Normalized EBITDA	408.7		(15.7)	63.6	456.6	11.7%	15.6%
Normalized EBITDA margin	35.1%				34.1%	-100 bps	-50 bps

LAS results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	18,556.6			(1,183.7)	17,372.9	-6.4%	-6.4%
Net revenue	2,706.0		58.0	318.8	3,082.7	13.9%	11.8%
Net revenue/hl	145.8		3.3	28.3	177.4	21.7%	19.4%
COGS	(1,111.1)		(28.7)	(81.5)	(1,221.3)	9.9%	7.3%
COGS/hl	(59.9)		(1.7)	(8.8)	(70.3)	17.4%	14.7%
Gross profit	1,594.9		29.3	237.2	1,861.4	16.7%	14.9%
Gross margin	58.9%				60.4%	150 bps	170 bps
SG&A excl. deprec.&amort.	(613.8)		(20.1)	(107.9)	(741.9)	20.9%	17.6%
SG&A deprec.&amort.	(46.7)		(1.1)	(1.2)	(48.9)	4.8%	2.5%
SG&A total	(660.5)		(21.2)	(109.1)	(790.8)	19.7%	16.5%
Other operating income/expenses	(12.9)		3.8	(10.9)	(20.1)	55.4%	84.7%
Normalized EBIT	921.5		11.8	117.2	1,050.6	14.0%	12.7%
Normalized EBIT margin	34.1%				34.1%	bps	20 bps
Normalized EBITDA	1,093.3		18.3	129.9	1,241.5	13.6%	11.9%
Normalized EBITDA margin	40.4%				40.3%	-10 bps	bps

Second Quarter 2013 Results July 31, 2013 Page 13

LAS Beer

EBITDA for our operations in LAS Beer reached R$ 416.5 million (+15.0%) while EBITDA margin contracted 170 bps to 43.4%.  During H1 2013, LAS Beer delivered R$ 1,123.1 million of EBITDA (+13.4%) and EBITDA margin was 50.6% (-30 bps).

Though the Argentinean environment continues to be challenging, volumes in LAS actually increased 0.1% as we cycled easy comps in terms of beer volume declines in Argentina during 2012. Beer volumes in Argentina grew 3.4% in the second quarter. Further, volume performance was helped by the fact that market share performance continued to deliver great results, with another quarter of market share gains in Argentina (including the Quilmes innovation platform and Stella Artois). NR/Hl increased 19.4%, giving us 19.5% of top line growth in Q2 2013.

Our COGS/Hl for LAS rose 19.4% given greater packaging and labor-related costs.  As for SG&A (excluding depreciation and amortization), expenses increased 23.7% driven by higher labor costs and freight expenses in Argentina following union renegotiations, and continued sales and marketing investments behind our brands.

LAS Beer	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Volume ('000 hl)	4,368.1			3.4	4,371.5	0.1%	0.1%
Net revenue	810.6		(9.6)	157.9	958.9	18.3%	19.5%
Net revenue/hl	185.6		(2.2)	36.0	219.4	18.2%	19.4%
COGS	(287.9)		(2.9)	(56.1)	(346.9)	20.5%	19.5%
COGS/hl	(65.9)		(0.7)	(12.8)	(79.4)	20.4%	19.4%
Gross profit	522.8		(12.5)	101.8	612.0	17.1%	19.5%
Gross margin	64.5%				63.8%	-70 bps	bps
SG&A excl. deprec.&amort.	(200.1)		(0.4)	(47.4)	(247.9)	23.9%	23.7%
SG&A deprec.&amort.	(13.0)		(0.1)	(1.1)	(14.2)	9.2%	8.4%
SG&A total	(213.1)		(0.5)	(48.5)	(262.0)	23.0%	22.7%
Other operating income/expenses	(6.9)		2.5	(5.7)	(10.1)	46.6%	82.5%
Normalized EBIT	302.7		(10.5)	47.6	339.9	12.3%	15.7%
Normalized EBIT margin	37.3%				35.4%	-190 bps	-110 bps
Normalized EBITDA	371.2		(10.2)	55.5	416.5	12.2%	15.0%
Normalized EBITDA margin	45.8%				43.4%	-240 bps	-170 bps

LAS Beer	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	10,841.7			(579.5)	10,262.1	-5.3%	-5.3%
Net revenue	1,889.9		65.8	265.5	2,221.3	17.5%	14.1%
Net revenue/hl	174.3		6.4	35.7	216.5	24.2%	20.5%
COGS	(599.4)		(30.8)	(68.6)	(698.8)	16.6%	11.4%
COGS/hl	(55.3)		(3.0)	(9.8)	(68.1)	23.2%	17.7%
Gross profit	1,290.5		35.1	196.9	1,522.5	18.0%	15.3%
Gross margin	68.3%				68.5%	20 bps	70 bps
SG&A excl. deprec.&amort.	(412.1)		(18.6)	(71.5)	(502.3)	21.9%	17.4%
SG&A deprec.&amort.	(25.9)		(1.0)	(0.7)	(27.6)	6.3%	2.6%
SG&A total	(438.1)		(19.6)	(72.2)	(529.9)	21.0%	16.5%
Other operating income/expenses	(14.6)		3.4	(5.7)	(16.9)	16.0%	39.4%
Normalized EBIT	837.8		18.9	119.0	975.7	16.5%	14.2%
Normalized EBIT margin	44.3%				43.9%	-40 bps	10 bps
Normalized EBITDA	968.4		25.0	129.7	1,123.1	16.0%	13.4%
Normalized EBITDA margin	51.2%				50.6%	-60 bps	-30 bps

Second Quarter 2013 Results July 31, 2013 Page 14

LAS CSD & NANC

Our LAS CSD & NANC EBITDA business had R$ 40.1 million of EBITDA in the quarter (+21.7%), with 80 bps of EBITDA margin expansion.  As for the year to date, EBITDA totalled R$ 118.4 million (+0.2%) though EBITDA margin is 90 bps lower than during the same period last year.

CSD & NANC volumes declined 2.1%, but such performance was more than compensated by the 14.8% growth in NR/Hl during the second quarter, and, consequently, +12.4% in the top line. The H2Oh! line extensions and Paso de los Toros in Argentina were our top performing brands for Q2 2013.

As was the case in LAS Beer, higher labor costs and greater freight expenses in Argentina were among the main reasons behind the 9.6% growth in COGS/Hl (which, on the other hand, benefitted from lower sugar costs) and 15.3% increase in SG&A (excluding depreciation and amortization).

LAS CSD&Nanc	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Volume ('000 hl)	3,243.2			(67.3)	3,175.9	-2.1%	-2.1%
Net revenue	354.5		(19.9)	43.9	378.6	6.8%	12.4%
Net revenue/hl	109.3		(6.3)	16.1	119.2	9.0%	14.8%
COGS	(232.5)		11.1	(17.0)	(238.4)	2.6%	7.3%
COGS/hl	(71.7)		3.5	(6.9)	(75.1)	4.7%	9.6%
Gross profit	122.0		(8.8)	26.9	140.1	14.8%	22.0%
Gross margin	34.4%				37.0%	260 bps	300 bps
SG&A excl. deprec.&amort.	(98.6)		3.2	(15.1)	(110.4)	12.0%	15.3%
SG&A deprec.&amort.	(9.1)		0.4	(1.4)	(10.1)	10.4%	14.9%
SG&A total	(107.7)		3.6	(16.4)	(120.4)	11.9%	15.2%
Other operating income/expenses	2.0		0.1	(3.5)	(1.3)	-166.6%	-172.8%
Normalized EBIT	16.3		(5.0)	7.0	18.4	12.3%	43.1%
Normalized EBIT margin	4.6%				4.8%	20 bps	130 bps
Normalized EBITDA	37.5		(5.5)	8.1	40.1	7.0%	21.7%
Normalized EBITDA margin	10.6%				10.6%	bps	80 bps

LAS CSD&Nanc	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	7,714.9			(604.1)	7,110.8	-7.8%	-7.8%
Net revenue	816.1		(7.9)	53.2	861.4	5.6%	6.5%
Net revenue/hl	105.8		(1.1)	16.5	121.1	14.5%	15.6%
COGS	(511.6)		2.0	(12.9)	(522.5)	2.1%	2.5%
COGS/hl	(66.3)		0.3	(7.5)	(73.5)	10.8%	11.2%
Gross profit	304.5		(5.8)	40.3	338.9	11.3%	13.2%
Gross margin	37.3%				39.3%	200 bps	240 bps
SG&A excl. deprec.&amort.	(201.7)		(1.5)	(36.3)	(239.6)	18.8%	18.0%
SG&A deprec.&amort.	(20.7)		(0.1)	(0.5)	(21.3)	2.9%	2.4%
SG&A total	(222.4)		(1.6)	(36.8)	(260.9)	17.3%	16.6%
Other operating income/expenses	1.7		0.4	(5.2)	(3.2)	-291.6%	nm
Normalized EBIT	83.7		(7.1)	(1.7)	74.9	-10.5%	-2.1%
Normalized EBIT margin	10.3%				8.7%	-160 bps	-90 bps
Normalized EBITDA	124.9		(6.8)	0.2	118.4	-5.2%	0.2%
Normalized EBITDA margin	15.3%				13.7%	-160 bps	-90 bps

Second Quarter 2013 Results July 31, 2013 Page 15

Canada

Labatt delivered R$ 487.2 million (+0.7%) in Normalized EBITDA for the quarter, and EBITDA margins expanded 130 bps to 43.0%.  For the first half of the year, Normalized EBITDA reached R$ 733.6 million (-3.8%) and EBITDA margin was 37.9% (-80 bps).

The second quarter remained tough for the Canadian beer industry.  We estimate that industry volumes declined 3.4% due to cooler weather (particularly in April), but also still suffering the consequences of higher taxes in Quebec implemented late 2012.  Market share saw a small decline, but NR/Hl remained on its growth path, increasing 1.3%.  On the commercial side, our focus around innovation continued: Bud Light Platinum’s post-launch efforts delivered great results, and we launched the Alexandre Keith’s Hop Series in March and Bud Lime Lime-a-Rita in late June.

Our COGS per hectoliter rose 4.3%, mainly due to the impact of volume decline on fixed costs dilution.  On the other hand, SG&A (excluding depreciation and amortization), decreased 10.1% in the quarter since a relevant portion of sales and marketing expenses had been frontloaded into Q1 2013 to support the commercial strategy to start the year.

Canada results	2Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q13	Reported	Organic
Volume ('000 hl)	2,632.2			(101.1)	2,531.1	-3.8%	-3.8%
Net revenue	1,100.3	(16.5)	76.5	(27.6)	1,132.7	2.9%	-2.5%
Net revenue/hl	418.0	(6.3)	30.2	5.6	447.5	7.1%	1.3%
COGS	(303.9)		(21.6)	(0.9)	(326.3)	7.4%	0.3%
COGS/hl	(115.4)		(8.5)	(4.9)	(128.9)	11.7%	4.3%
Gross profit	796.4	(16.5)	54.9	(28.4)	806.4	1.3%	-3.6%
Gross margin	72.4%				71.2%	-120 bps	-80 bps
SG&A excl. deprec.&amort.	(373.3)	16.5	(23.0)	36.2	(343.5)	-8.0%	-10.1%
SG&A deprec.&amort.	(10.6)		(0.7)	(0.6)	(11.9)	11.8%	5.3%
SG&A total	(383.9)	16.5	(23.6)	35.6	(355.4)	-7.4%	-9.7%
Other operating income/expenses	4.4		(0.0)	(4.9)	(0.5)	-111.4%	-110.5%
Normalized EBIT	416.9		31.2	2.3	450.5	8.0%	0.6%
Normalized EBIT margin	37.9%				39.8%	190 bps	120 bps
Normalized EBITDA	450.6		33.7	3.0	487.2	8.1%	0.7%
Normalized EBITDA margin	40.9%				43.0%	210 bps	130 bps

Canada results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	4,506.6			(156.5)	4,350.1	-3.5%	-3.5%
Net revenue	1,829.3	(27.7)	165.1	(31.8)	1,934.9	5.8%	-1.8%
Net revenue/hl	405.9	(6.1)	38.0	7.1	444.8	9.6%	1.8%
COGS	(510.8)		(47.4)	(5.6)	(563.9)	10.4%	1.1%
COGS/hl	(113.3)		(10.9)	(5.4)	(129.6)	14.4%	4.7%
Gross profit	1,318.5	(27.7)	117.7	(37.5)	1,371.0	4.0%	-2.9%
Gross margin	72.1%				70.9%	-120 bps	-80 bps
SG&A excl. deprec.&amort.	(665.1)	27.7	(59.8)	13.7	(683.6)	2.8%	-2.1%
SG&A deprec.&amort.	(20.8)		(2.0)	(0.8)	(23.6)	13.4%	3.8%
SG&A total	(685.9)	27.7	(61.8)	12.9	(707.1)	3.1%	-2.0%
Other operating income/expenses	4.6		(0.0)	(4.7)	(0.2)	-103.4%	-103.1%
Normalized EBIT	637.2		55.8	(29.3)	663.7	4.2%	-4.6%
Normalized EBIT margin	34.8%				34.3%	-50 bps	-110 bps
Normalized EBITDA	698.2		61.7	(26.4)	733.6	5.1%	-3.8%
Normalized EBITDA margin	38.2%				37.9%	-30 bps	-80 bps

Second Quarter 2013 Results July 31, 2013 Page 16

Other operating income/(expense)

Other operating income totalled R$ 294.8 million primarily due to government grants related to State VAT long-term tax incentives as a consequence of the higher level of capital expenditure investments in Brazil.

Other operating income/(expenses)	2Q12 Reference Base	2Q13	YTD12 Reference Base	YTD13

R$ million

Government grants/NPV of long term fiscal incentives	138.1	228.9	266.7	553.8
(Additions to)/reversals of provisions	(11.1)	(1.3)	(11.8)	(1.3)
Net gain on disposal of property, plant and equipment and intangible assets	(0.9)	7.2	(4.0)	2.6
Net other operating income	43.2	60.0	57.6	53.2

	169.3	294.8	308.5	608.3

Special items

During the quarter we recorded R$ 5.3 million in special items expenses (as compared to R$ 26.8 million in 2Q 2012), which was entirely linked to restructuring costs in connection with the integration efforts in the Dominican Republic.  Year to date, special items resulted in an expense of R$ 6.2 million.

Special items	2Q12 Reference Base	2Q13	YTD12 Reference Base	YTD13

R$ million

Restructuring	(7.7)	(5.3)	(7.7)	(6.2)
Acquisition of subsidiaries	(15.8)	-	(15.8)	-
Other special items	(3.3)	-	(3.3)	-

	(26.8)	(5.3)	(26.8)	(6.2)

Second Quarter 2013 Results July 31, 2013 Page 17

Net finance results

Net finance results totalled an expense of R$ 268.2 million, which was R$ 82.4 million higher than Q2 2012.  This result was mainly caused by higher expenses associated with derivative instruments and the non-cash accretion expense in connection with the put option related with our investment in CND (which corresponded to around R$ 65 million), partially offset by lower taxes on financial transactions and gains stemming from our net cash position in the quarter.

Net finance results	2Q12 Reference Base	2Q13	YTD12 Reference Base	YTD13
R$ million

Interest income	71.1	61.6	144.7	140.3
Interest expenses	(103.1)	(131.4)	(157.6)	(249.5)
Gains/(losses) on derivative instruments	(3.8)	(116.9)	(32.0)	(153.7)
Gains/(losses) on non-derivative instruments	(39.0)	26.7	(20.7)	(13.5)
Taxes on financial transactions	(35.6)	(15.0)	(75.1)	(42.4)
Net interest on net defined benefit liabilities	(17.5)	(21.3)	(40.2)	(42.8)
Other financial income/(expenses), net	(58.0)	(71.8)	(87.6)	(147.2)

Net finance results	(185.8)	(268.2)	(268.5)	(508.8)

As of June 30, 2013 we had a net cash position of R$ 1,913.2 million (down from R$ 6,258.9 million as of December 31, 2012).  Our consolidated debt totalled R$ 3,008.7 million (a R$ 135.0 million decrease since December 2012) while cash and cash equivalents totalled R$ 4,435.8 million, down from R$ 8,926.2 million at the end of 2012.

	December 2012			June 13
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	667.4	1,756.4	2,423.8	632.5	1,391.5	2,024.0
Foreign Currency	170.4	549.6	720.0	264.5	720.2	984.7
Consolidated Debt	837.8	2,306.0	3,143.7	897.0	2,111.7	3,008.7

Cash and Cash Equivalents			8,926.2			4,435.8
Current Investment Securities			476.6			486.1
Bank overdrafts			(0.1)			-

Net Debt/ (Cash)			(6,258.9)			(1,913.2)

Second Quarter 2013 Results July 31, 2013 Page 18

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 31.8% versus 31.9% in Q2 2012.  The effective tax rate was 21.5%, which compares to a Q2 2012 rate of 16.9% primarily due to the lack of interest on capital accruals during the quarter.

The table below shows the reconciliation for income tax and social contribution provision.

	2Q12 Reference Base	2Q13	YTD12 Reference Base	YTD13
Income tax and social contribution
R$ million

Profit before tax	2,320.3	2,451.2	5,234.8	5,334.1

Adjustment on taxable basis
Non-taxable net financial and other income	(139.3)	(86.0)	(233.8)	(185.8)
Goverment grants (VAT)	(106.2)	(184.4)	(195.9)	(340.9)
Share of results of associates	0.3	(0.1)	(0.1)	(1.8)
Expenses not deductible for tax purposes	31.8	118.1	48.3	138.0
	2,106.9	2,298.8	4,853.3	4,943.6
Aggregated weighted nominal tax rate	31.9%	31.8%	32.3%	32.3%
Taxes – nominal rate	(682.1)	(730.4)	(1,568.6)	(1,597.7)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	135.6	-	272.9	124.6
Tax benefit - amortization on tax books	30.2	62.6	60.4	125.2
Other tax adjustments	125.1	139.8	264.0	313.5
Income tax and social contribution expense	(391.2)	(527.9)	(971.3)	(1,034.3)
Effective tax rate	16.9%	21.5%	18.6%	19.4%

Shareholding structure

The table below summarizes our shareholding structure as of June 30, 2013.

Ambev shareholding structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,301,670,110	74.1%	637,059,141	46.3%	1,938,729,251	61.9%
FAHZ	300,286,481	17.1%	0	0.0%	300,286,481	9.6%
Market	155,541,392	8.9%	737,730,100	53.7%	893,271,492	28.5%
Outstanding	1,757,497,983	100.0%	1,374,789,241	100.0%	3,132,287,224	100.0%
Treasury	488,255		161,852		650,107
TOTAL	1,757,986,238		1,374,951,093		3,132,937,331
Free float BM&FBovespa	152,187,643	8.7%	450,240,747	32.7%	602,428,390	19.2%
Free float NYSE	3,353,749	0.2%	287,489,353	20.9%	290,843,102	9.3%

Second Quarter 2013 Results July 31, 2013 Page 19

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q12 Reference Base	2Q13	YTD12 Reference Base	YTD13
Profit - Ambev holders	1,903.8	1,882.4	4,218.1	4,226.0
Non-controlling interest	25.2	40.9	45.4	73.8
Income tax expense	391.2	527.9	971.3	1,034.3
Profit before taxes	2,320.3	2,451.2	5,234.8	5,334.1
Share of results of associates	0.3	(0.1)	(0.1)	(1.8)
Net finance results	185.8	268.2	268.5	508.8
Special items	26.8	5.3	26.8	6.2
Normalized EBIT	2,533.2	2,724.6	5,530.0	5,847.4
Depreciation & amortization - total	427.9	493.3	807.0	969.5
Normalized EBITDA	2,961.1	3,217.9	6,337.0	6,816.9

Revised IAS 19 and 2012 Reference Base

The revised IFRS standard “IAS 19 Employee Benefits” was effective from January 1, 2013.  Therefore, we are presenting the net pension interest cost as part of the net finance costs and have provided the restated figures per division for 2012, as if the revised standard had been effective as from January 1, 2012.

In addition, the 2012 Reference Base also reflects the transfer of management responsibility for Ecuador and Peru to the Latin America South division, as previously mentioned.

Recent Events

At the Extraordinary General Shareholders’ Meeting of the Company held on July 30, 2013 shareholders approved the proposed corporate restructuring to combine Ambev’s current dual-class capital structure comprised of voting common and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares (the “Stock Swap Merger”).

In connection with the Stock Swap Merger, on June 28, 2013 Ambev S.A. filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4 that contains a prospectus, which may be subject to change. Investors and security holders of Companhia de Bebidas das Américas – Ambev are urged to read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available, because they contain and will contain important information about Ambev S.A., Companhia de Bebidas das Américas – Ambev and the Stock Swap Merger. The prospectus filed with the Commission on June 28, 2013 as part of the registration statement, the definitive version of the prospectus and other relevant materials (when they become available), and any other documents filed by Ambev S.A. with the Commission, may be obtained free of charge at the Commission’s website at www.sec.gov or from Ambev.

Second Quarter 2013 Results July 31, 2013 Page 20

Q2 2013 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	July 31, 2013 (Wednesday)

Time:	12:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=1386

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10030936# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Lucas Lira (+55 11) 2122-1415 lucas.lira@ambev.com.br	Fernando Robbi (+55 11) 2122-1414 fernando.robbi@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

Second Quarter 2013 Results July 31, 2013 Page 21

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	2Q12 Reference Base	2Q13%		2Q12 Reference Base	2Q13%		2Q12 Reference Base	2Q13%		2Q12 Reference Base	2Q13%		2Q12 Reference Base	2Q13%		2Q12 Reference Base	2Q13%		2Q12 Reference Base	2Q13%
Volumes (000 hl)	18,946	18,875	-0.4%	6,990	6,660	-4.7%	25,936	25,536	-1.5%	7,611	7,547	-0.8%	1,199	1,370	-3.4%	2,632	2,531	-3.8%	37,378	36,985	-1.6%

R$ million
Net sales	3,594.4	3,940.4	9.6%	746.5	784.1	5.0%	4,340.9	4,724.5	8.8%	1,165.2	1,337.5	17.3%	219.1	308.5	3.7%	1,100.3	1,132.7	-2.5%	6,825.4	7,503.1	8.3%
% of total	52.7%	52.5%		10.9%	10.5%		63.6%	63.0%		17.1%	17.8%		3.2%	4.1%		16.1%	15.1%		100.0%	100.0%
COGS	(1,042.7)	(1,177.3)	12.9%	(314.8)	(359.2)	14.1%	(1,357.5)	(1,536.5)	13.2%	(520.4)	(585.3)	14.1%	(118.2)	(144.1)	-4.8%	(303.9)	(326.3)	0.3%	(2,300.0)	(2,592.3)	10.8%
% of total	45.3%	45.4%		13.7%	13.9%		59.0%	59.3%		22.6%	22.6%		5.1%	5.6%		13.2%	12.6%		100.0%	100.0%
Gross profit	2,551.8	2,763.1	8.3%	431.6	424.9	-1.6%	2,983.4	3,187.9	6.9%	644.8	752.2	19.9%	100.8	164.4	13.5%	796.4	806.4	-3.6%	4,525.4	4,910.9	7.0%
% of total	56.4%	56.3%		9.5%	8.7%		65.9%	64.9%		14.2%	15.3%		2.2%	3.3%		17.6%	16.4%		100.0%	100.0%
SG&A	(1,198.5)	(1,407.9)	17.5%	(170.7)	(226.8)	32.8%	(1,369.3)	(1,634.6)	19.4%	(320.8)	(382.5)	20.2%	(87.6)	(108.5)	-2.2%	(383.9)	(355.4)	-9.7%	(2,161.5)	(2,481.1)	13.5%
% of total	55.4%	56.7%		7.9%	9.1%		63.3%	65.9%		14.8%	15.4%		4.1%	4.4%		17.8%	14.3%		100.0%	100.0%
Other operating income/(expenses)	124.3	241.0	93.8%	43.2	62.8	45.5%	167.5	303.8	81.4%	(4.9)	(11.5)	184.8%	2.3	3.0	-61.2%	4.4	(0.5)	-110.5%	169.3	294.8	71.4%
% of total	73.4%	81.8%		25.5%	21.3%		98.9%	103.1%		-2.9%	-3.9%		1.4%	1.0%		2.6%	-0.2%		100.0%	100.0%
Normalized EBIT	1,477.6	1,596.2	8.0%	304.0	260.9	-14.2%	1,781.6	1,857.0	4.2%	319.1	358.2	17.2%	15.6	58.8	90.7%	416.9	450.5	0.6%	2,533.2	2,724.6	5.8%
% of total	58.3%	58.6%		12.0%	9.6%		70.3%	68.2%		12.6%	13.1%		0.6%	2.2%		16.5%	16.5%		100.0%	100.0%
Normalized EBITDA	1,700.5	1,857.8	9.2%	361.0	322.3	-10.7%	2,061.5	2,180.1	5.8%	408.7	456.6	15.6%	40.3	94.0	36.5%	450.6	487.2	0.7%	2,961.1	3,217.9	6.8%
% of total	57.4%	57.7%		12.2%	10.0%		69.6%	67.7%		13.8%	14.2%		1.4%	2.9%		15.2%	15.1%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.0%	-29.9%		-42.2%	-45.8%		-31.3%	-32.5%		-44.7%	-43.8%		-54.0%	-46.7%		-27.6%	-28.8%		-33.7%	-34.5%
Gross profit	71.0%	70.1%		57.8%	54.2%		68.7%	67.5%		55.3%	56.2%		46.0%	53.3%		72.4%	71.2%		66.3%	65.5%
SG&A	-33.3%	-35.7%		-22.9%	-28.9%		-31.5%	-34.6%		-27.5%	-28.6%		-40.0%	-35.2%		-34.9%	-31.4%		-31.7%	-33.1%
Other operating income/(expenses)	3.5%	6.1%		5.8%	8.0%		3.9%	6.4%		-0.4%	-0.9%		1.1%	1.0%		0.4%	0.0%		2.5%	3.9%
Normalized EBIT	41.1%	40.5%		40.7%	33.3%		41.0%	39.3%		27.4%	26.8%		7.1%	19.1%		37.9%	39.8%		37.1%	36.3%
Normalized EBITDA	47.3%	47.1%		48.4%	41.1%		47.5%	46.1%		35.1%	34.1%		18.4%	30.5%		40.9%	43.0%		43.4%	42.9%

Per hectoliter - (R$/hl)
Net sales	189.7	208.8	10.0%	106.8	117.7	10.2%	167.4	185.0	10.5%	153.1	177.2	18.3%	182.7	225.1	6.6%	418.0	447.5	1.3%	182.6	202.9	10.0%
COGS	(55.0)	(62.4)	13.3%	(45.0)	(53.9)	19.7%	(52.3)	(60.2)	15.0%	(68.4)	(77.6)	15.0%	(98.6)	(105.2)	-1.1%	(115.4)	(128.9)	4.3%	(61.5)	(70.1)	12.5%
Gross profit	134.7	146.4	8.7%	61.8	63.8	3.3%	115.0	124.8	8.5%	84.7	99.7	21.0%	84.1	119.9	15.5%	302.6	318.6	0.2%	121.1	132.8	8.7%
SG&A	(63.3)	(74.6)	17.9%	(24.4)	(34.0)	39.4%	(52.8)	(64.0)	21.3%	(42.1)	(50.7)	21.2%	(73.0)	(79.2)	1.2%	(145.8)	(140.4)	-5.8%	(57.8)	(67.1)	15.3%
Other operating income/(expenses)	6.6	12.8	94.5%	6.2	9.4	52.7%	6.5	11.9	84.2%	(0.6)	(1.5)	187.2%	1.9	2.2	-48.8%	1.7	(0.2)	-110.9%	4.5	8.0	73.8%
Normalized EBIT	78.0	84.6	8.4%	43.5	39.2	-10.0%	68.7	72.7	5.9%	41.9	47.5	18.2%	13.0	42.9	86.4%	158.4	178.0	4.6%	67.8	73.7	7.5%
Normalized EBITDA	89.8	98.4	9.7%	51.7	48.4	-6.3%	79.5	85.4	7.4%	53.7	60.5	16.5%	33.6	68.6	36.8%	171.2	192.5	4.7%	79.2	87.0	8.5%

.

Second Quarter 2013 Results July 31, 2013 Page 22

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%
Volumes (000 hl)	40,531	38,693	-4.5%	14,250	13,882	-2.6%	54,781	52,574	-4.0%	18,557	17,373	-6.4%	1,765	2,617	4.0%	4,507	4,350	-3.5%	79,609	76,914	-4.4%

R$ million
Net sales	7,728.1	8,063.5	4.3%	1,519.2	1,606.8	5.8%	9,247.2	9,670.3	4.6%	2,706.0	3,082.7	11.8%	278.6	588.0	8.7%	1,829.3	1,934.9	-1.8%	14,061.1	15,275.9	5.2%
% of total	55.0%	52.8%		10.8%	10.5%		65.8%	63.3%		19.2%	20.2%		2.0%	3.8%		13.0%	12.7%		100.0%	100.0%
COGS	(2,166.6)	(2,396.7)	10.6%	(668.5)	(756.9)	13.2%	(2,835.1)	(3,153.6)	11.2%	(1,111.1)	(1,221.3)	7.3%	(155.4)	(276.3)	6.9%	(510.8)	(563.9)	1.1%	(4,612.4)	(5,215.1)	9.0%
% of total	47.0%	46.0%		14.5%	14.5%		61.5%	60.5%		24.1%	23.4%		3.4%	5.3%		11.1%	10.8%		100.0%	100.0%
Gross profit	5,561.5	5,666.8	1.9%	850.7	849.9	-0.1%	6,412.1	6,516.7	1.6%	1,594.9	1,861.4	14.9%	123.2	311.7	11.1%	1,318.5	1,371.0	-2.9%	9,448.8	10,060.8	3.4%
% of total	58.9%	56.3%		9.0%	8.4%		67.9%	64.8%		16.9%	18.5%		1.3%	3.1%		14.0%	13.6%		100.0%	100.0%
SG&A	(2,395.9)	(2,691.9)	12.4%	(350.6)	(416.7)	18.9%	(2,746.5)	(3,108.6)	13.2%	(660.5)	(790.8)	16.5%	(134.4)	(215.2)	0.5%	(685.9)	(707.1)	-2.0%	(4,227.2)	(4,821.7)	10.9%
% of total	56.7%	55.8%		8.3%	8.6%		65.0%	64.5%		15.6%	16.4%		3.2%	4.5%		16.2%	14.7%		100.0%	100.0%
Other operating income/(expenses)	241.3	513.4	112.8%	74.1	117.3	58.3%	315.4	630.8	100.0%	(12.9)	(20.1)	84.7%	1.4	(2.3)	11.8%	4.6	(0.2)	-103.1%	308.5	608.3	97.2%
% of total	78.2%	84.4%		24.0%	19.3%		102.3%	103.7%		-4.2%	-3.3%		0.4%	-0.4%		1.5%	0.0%		100.0%	100.0%
Normalized EBIT	3,406.9	3,488.4	2.4%	574.2	550.5	-4.1%	3,981.1	4,038.9	1.5%	921.5	1,050.6	12.7%	(9.8)	94.2	134.7%	637.2	663.7	-4.6%	5,530.0	5,847.4	2.9%
% of total	61.6%	59.7%		10.4%	9.4%		72.0%	69.1%		16.7%	18.0%		-0.2%	1.6%		11.5%	11.4%		100.0%	100.0%
Normalized EBITDA	3,836.0	4,006.3	4.4%	686.0	673.7	-1.8%	4,522.0	4,680.0	3.5%	1,093.3	1,241.5	11.9%	23.5	161.8	60.4%	698.2	733.6	-3.8%	6,337.0	6,816.9	4.4%
% of total	60.5%	58.8%		10.8%	9.9%		71.4%	68.7%		17.3%	18.2%		0.4%	2.4%		11.0%	10.8%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.0%	-29.7%		-44.0%	-47.1%		-30.7%	-32.6%		-41.1%	-39.6%		-55.8%	-47.0%		-27.9%	-29.1%		-32.8%	-34.1%
Gross profit	72.0%	70.3%		56.0%	52.9%		69.3%	67.4%		58.9%	60.4%		44.2%	53.0%		72.1%	70.9%		67.2%	65.9%
SG&A	-31.0%	-33.4%		-23.1%	-25.9%		-29.7%	-32.1%		-24.4%	-25.7%		-48.2%	-36.6%		-37.5%	-36.5%		-30.1%	-31.6%
Other operating income/(expenses)	3.1%	6.4%		4.9%	7.3%		3.4%	6.5%		-0.5%	-0.7%		0.5%	-0.4%		0.2%	0.0%		2.2%	4.0%
Normalized EBIT	44.1%	43.3%		37.8%	34.3%		43.1%	41.8%		34.1%	34.1%		-3.5%	16.0%		34.8%	34.3%		39.3%	38.3%
Normalized EBITDA	49.6%	49.7%		45.2%	41.9%		48.9%	48.4%		40.4%	40.3%		8.4%	27.5%		38.2%	37.9%		45.1%	44.6%

Per hectoliter - (R$/hl)
Net sales	190.7	208.4	9.3%	106.6	115.7	8.6%	168.8	183.9	9.0%	145.8	177.4	19.4%	157.8	224.7	2.2%	405.9	444.8	1.7%	176.6	198.6	10.0%
COGS	(53.5)	(61.9)	15.9%	(46.9)	(54.5)	16.2%	(51.8)	(60.0)	15.9%	(59.9)	(70.3)	14.7%	(88.0)	(105.6)	1.5%	(113.3)	(129.6)	4.7%	(57.9)	(67.8)	13.9%
Gross profit	137.2	146.5	6.7%	59.7	61.2	2.6%	117.1	124.0	5.9%	85.9	107.1	22.7%	69.8	119.1	3.0%	292.6	315.2	0.6%	118.7	130.8	8.0%
SG&A	(59.1)	(69.6)	17.7%	(24.6)	(30.0)	22.0%	(50.1)	(59.1)	17.9%	(35.6)	(45.5)	24.4%	(76.1)	(82.2)	-2.6%	(152.2)	(162.6)	1.5%	(53.1)	(62.7)	15.8%
Other operating income/(expenses)	6.0	13.3	122.9%	5.2	8.5	62.5%	5.8	12.0	108.4%	(0.7)	(1.2)	97.3%	0.8	(0.9)	11.5%	1.0	(0.0)	-103.2%	3.9	7.9	105.0%
Normalized EBIT	84.1	90.2	7.3%	40.3	39.7	-1.6%	72.7	76.8	5.7%	49.7	60.5	20.4%	(5.6)	36.0	-75.2%	141.4	152.6	-1.2%	69.5	76.0	7.5%
Normalized EBITDA	94.6	103.5	9.4%	48.1	48.5	0.8%	82.5	89.0	7.8%	58.9	71.5	19.5%	13.3	61.8	29.0%	154.9	168.6	-0.3%	79.6	88.6	9.1%

Second Quarter 2013 Results July 31, 2013 Page 23

CONSOLIDATED BALANCE SHEET	June 2013	December 12
R$ million
Assets
Current assets
Cash and cash equivalents	4,435.8	8,926.2
Investment securities (CURRENT)	486.1	476.6
Trade and other receivables (current)	4,256.2	4,268.2
Inventories	2,726.3	2,466.3
Income tax receivable	110.0	114.5
Assets held for sale	-	4.1
	12,014.3	16,255.9
Non-current assets
Investment securities	246.7	249.4
Trade and other receivables	1,930.0	1,855.0
Deferred tax assets	1,913.3	1,418.5
Income tax receivable (non-current)	10.8	12.3
Employee benefits	25.5	25.5
Investments in associates	18.1	24.0
Property, plant and equipment	11,718.0	11,412.3
Intangible assets	3,139.8	2,935.4
Goodwill	19,966.2	19,971.5
	38,968.4	37,903.8

Total assets	50,982.7	54,159.8

Equity and liabilities
Current liabilities
Trade and other payables	8,282.4	13,570.8
Interest-bearing loans and borrowings (current)	897.0	837.8
Bank overdrafts	-	0.1
Income tax and social contribution payable	736.9	972.6
Provisions	140.0	137.5
	10,056.3	15,518.7
Non-current liabilities
Trade and other payables (NON CURRENT)	3,280.2	3,064.0
Interest-bearing loans and borrowings	2,111.7	2,306.0
Deferred tax liabilities	1,138.3	1,048.3
Provisions (non-CURRENT)	458.4	518.1
Employee benefits (non CURRENT)	1,834.6	1,780.9
	8,823.2	8,717.3

Total liabilities	18,879.5	24,236.0

Equity
Issued capital	12,742.0	12,187.3
Reserves	14,535.0	16,676.4
Retained earnings	3,711.3	-
Equity attributable to equity holders of Ambev	30,988.3	28,863.7
Non-controlling interests	1,114.9	1,060.1
Total Equity	32,103.2	29,923.8

Total equity and liabilities	50,982.7	54,159.8

.

Second Quarter 2013 Results July 31, 2013 Page 24

CONSOLIDATED STATEMENT OF OPERATIONS	2Q13	2Q12 Reference Base	YTD13	YTD12 Reference Base
R$ million

Net sales	7,503.1	6,825.4	15,275.9	14,061.1
Cost of sales	(2,592.3)	(2,300.0)	(5,215.1)	(4,612.4)
Gross profit	4,910.9	4,525.4	10,060.8	9,448.8

Sales and marketing expenses	(2,084.6)	(1,804.7)	(4,073.5)	(3,553.1)
Administrative expenses	(396.4)	(356.9)	(748.2)	(674.1)
Other operating income/(expenses)	294.8	169.3	608.3	308.5

Normalized EBIT	2,724.6	2,533.2	5,847.4	5,530.0

Special items	(5.3)	(26.8)	(6.2)	(26.8)

Income from operations (EBIT)	2,719.3	2,506.4	5,841.2	5,503.2

Net finance results	(268.2)	(185.8)	(508.8)	(268.5)
Share of results of associates	0.1	(0.3)	1.8	0.1

Profit before income tax	2,451.2	2,320.3	5,334.1	5,234.8

Income tax expense	(527.9)	(391.2)	(1,034.3)	(971.3)

Profit	1,923.3	1,929.1	4,299.8	4,263.6
Attributable to:	-	-	-	-
Equity holders of Ambev	1,882.4	1,903.8	4,226.0	4,218.1
Non-controlling interest	40.9	25.2	73.8	45.4

Nº of basic shares outstanding	3,128.3	3,118.0	3,128.3	3,117.6
Nº of diluted shares outstanding	3,144.8	3,135.7	3,144.8	3,134.7

Basic earnings per share (preferred)	0.63	0.64	1.42	1.43
Basic earnings per share (common)	0.58	0.58	1.29	1.30
Diluted earnings per share (preferred)	0.63	0.64	1.42	1.42
Diluted earnings per share (common)	0.57	0.58	1.29	1.29

Second Quarter 2013 Results July 31, 2013 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS	2Q13	2Q12 Reference Base	YTD13	YTD12 Reference Base

R$ million
Cash Flows from Operating Activities
Profit	1,923.3	1,929.1	4,299.8	4,263.6
Depreciation, amortization and impairment	493.3	427.9	969.5	807.0
Impairment losses on receivables and inventories	32.3	35.8	72.7	68.5
Additions/(reversals) in provisions and employee benefits	25.8	58.2	74.4	105.9
Net finance cost	268.2	185.8	508.8	268.5
Other non-cash items included in the profit	(24.6)	(51.6)	(74.2)	(108.6)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(7.2)	0.9	(2.6)	3.6
Loss/(gain) on assets held for sale	-	3.3	-	3.7
Equity-settled share-based payment expense	37.8	30.0	80.8	63.2
Income tax expense	527.9	391.2	1,034.3	971.3
Share of result of associates	(0.1)	0.3	(1.8)	(0.1)
Cash flow from operating activities before changes in working capital and use of provisions	3,276.7	3,010.9	6,961.6	6,446.5
Decrease/(increase) in trade and other receivables	(243.3)	196.8	(58.6)	161.1
Decrease/(increase) in inventories	165.0	(83.7)	(289.0)	(254.6)
Increase/(decrease) in trade and other payables	(627.8)	(374.9)	(2,313.6)	(2,345.8)
Cash generated from operations	2,570.6	2,749.0	4,300.4	4,007.2
Interest paid	(10.7)	(73.6)	(161.2)	(132.9)
Interest received	(27.8)	150.8	186.7	348.3
Income tax paid	(836.1)	(229.4)	(1,897.7)	(918.7)
Cash flow from operating activities	1,695.9	2,596.8	2,428.2	3,303.9
Proceeds from sale of property, plant, equipment and intangible assets	19.8	3.7	27.2	11.8
Acquisition of property, plant, equipment and intangible assets	(756.4)	(628.2)	(1,300.1)	(993.8)
Acquisition of subsidiaries, net of cash acquired	(106.8)	(2,453.3)	(169.4)	(2,453.3)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	(113.8)	1,226.8	(35.0)	(43.8)
Net proceeds/(acquisition) of other assets	-	(6.8)	(0.0)	(13.0)
Cash flow used in investing activities	(957.2)	(1,857.9)	(1,477.3)	(3,492.0)
Capital increase	4.0	20.4	160.3	26.3
Advancement for future capital increase	-	170.5	-	170.5
Proceeds from borrowings	275.1	(57.5)	284.3	649.3
Proceeds/repurchase of treasury shares	(7.4)	(20.0)	(8.9)	(20.2)
Repayment of borrowings	(343.5)	(335.8)	(649.9)	(1,318.7)
Cash net finance costs other than interests	(52.3)	(160.2)	(260.5)	(143.3)
Payment of finance lease liabilities	(0.4)	(3.1)	(0.8)	(4.1)
Dividends (paid)/received	13.2	(2,465.8)	(4,976.0)	(2,531.3)
Cash flow used in financing activities	(111.4)	(2,851.4)	(5,451.5)	(3,171.4)
Net increase/(decrease) in cash and cash equivalents	627.3	(2,112.5)	(4,500.6)	(3,359.5)
Cash and cash equivalents less bank overdrafts at beginning of period	3,665.3	6,706.6	8,926.0	8,063.9
Effect of exchange rate fluctuations	143.1	296.2	10.3	185.8
Cash and cash equivalents less bank overdrafts at end of period	4,435.8	4,890.2	4,435.8	4,890.2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer